

Mail Stop 3720

October 5, 2015

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: Sprint Corporation
              Form 10-K for Fiscal Year Ended March 31, 2015
              Response Dated September 1, 2015
              File No. 001-04721

Dear Mr. Robbiati:

      We have reviewed your September 1, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year ended March 31, 2015

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Other Information,
Revenue Recognition, page F-16

1.   We note your response to comment 2. Please provide us with a more comprehensive analysis by device class, if applicable, including, but not limited to, the following:

        a. Significance of the fixed-price purchase option to expected fair value of the device at the end of the lease term and how you determined the expected fair value for different handset models. Also, discuss how you determined that there is not a bargain purchase option and identify any external factors that you considered;

b. Quantification of the lease term used in your analysis, and how it was determined, including your consideration of the month-to-month option;

c. How your determination of the estimated economic life was impacted by each of the factors mentioned in your response including commercial obsolescence and refresh cycles for Smartphone handsets;

d. Percentage of the present value of the minimum lease payments to the fair value of the device at lease inception, and how you determined the minimum lease payments and the rate implicit in the lease;

e. Your consideration of whether Sprint, the lessor, is acting a "dealer" in the lease handset arrangement in determining whether you should use fair value or cost in the lease analysis.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Senior Attorney, at (202) 551-3415, Celeste Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications